SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

GELESIS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

36850R204
(CUSIP Number)

Peter Soliman
111 Buckingham Palace Road, London SW1W 0SR

Tel: 011-44-208-634-7080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36850R204	Schedule 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON HPSO SPV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,181,993
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,181,993
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,181,993
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% *
14	TYPE OF REPORTING PERSON OO (Limited Company)

*	Based on the 116,340,512 shares of Common Stock outstanding as of the consummation of a business combination (the “Business Combination”) involving Capstar Special Purpose Acquisition Corp. and Gelesis, Inc. (“Gelesis”), as disclosed in Amendment No. 7 to the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021.

CUSIP No. 36850R204	Schedule 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of the common stock, par value $0.0001 per share (the “Common Stock”) of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 501 Boylston Street, Suite 6102, Boston, Massachusetts 02116.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is being filed by HPSO SPV Limited, a Guernsey limited company (the “Reporting Person”).

(b) The address of the principal office of the Reporting Person is Sarnia House, Le Truchot, St. Peter Port, Guernsey GY1 4NA.

(c) The name, residence or business address, present principal occupation or employment and citizenship (or state of organization) of each director, executive officer, trustee, general partner, managing member, control person of the Reporting Persons are listed on Schedule I hereto. The principal business of the Reporting Person is to acquire, hold and dispose of securities.

(d) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock subject to this Statement on Schedule 13D (the “Shares”) upon consummation of a business combination (the “Business Combination”) involving Capstar Special Purpose Acquisition Corp. and Gelesis in exchange for the following securities of Gelesis (the “Gelesis Shares”):

(i)	1,208,554 shares of Series A-5 Preferred Stock;

(ii)	1,128,122 shares of Growth Preferred Stock;

(iii)	1,405,152 shares of Series 2 Growth Preferred Stock; and

(iv)	957,961 shares of Series 3 Growth Preferred Stock.

The Reporting Person purchased the Gelesis Shares in the ordinary course of its business as a private investment fund utilizing the Reporting Person’s working capital. The aggregate purchase price paid for the Gelesis Shares was £14,814,130.91.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes and such acquisition was made in the Reporting Person’s ordinary course of business.

The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Common Stock, warrants, convertible debt, options or related derivatives in the open market, in privately negotiated transactions or otherwise or (ii) sell all or a portion of the Shares now beneficially owned or any shares of Common Stock or related derivative securities hereafter acquired by it. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 36850R204	Schedule 13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer

The percentage of the Issuer’s Common Stock reported owned by the Reporting Person and each other person named herein is based upon 116,340,512 shares of Common Stock outstanding as of the consummation of the Business Combination), as disclosed in Amendment No. 7 to the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021.

In addition to the Shares, in connection with the Business Combination, the Reporting Person received the right to acquire up to 4,001,505 shares of Common Stock (the “Earnout Shares”). The Earnout Shares shall vest and be released upon the satisfaction of certain share price vesting conditions (the "Earnout Conditions") as follows: (i) if, at any time prior to January 13, 2027 (the "Earnout Period") the volume-weighted average price ("VWAP") of the Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period, one-third (⅓) of the Earnout Shares shall vest; (ii) if, at any time during the Earnout Period, the VWAP of the Issuer’s Common Stock equals or exceeds $15.00 per share for any 20 trading days within a 30-trading day period, an additional one-third (⅓) of the Earnout Shares shall vest; and (iii) if, at any time during the Earnout Period, the VWAP of the Issuer’s Common Stock equals or exceeds $17.50 per share for any 20 trading days within a 30-trading day period, an additional one-third (⅓) of the Earnout Shares shall vest.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this statement on Schedule 13D is hereby incorporated by reference.

No person other than the Reporting Person is known to have the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares. The investors in the Reporting Person have the right to participate in the receipt of dividends from, and in the proceeds from the sale of, the Shares in accordance with their respective ownership interests in the Reporting Person.

Transactions effected by the Reporting Person during the past 60 days are set forth on Schedule II attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: January 21, 2022

HPSO SPV Limited

By:	Hambro Perks Asset Management Limited,
Its Manager

/s/ David Piesing
David Piesing
Director of Manager

CUSIP No. 36850R204	Schedule 13D	Page 5 of 6 Pages

SCHEDULE I

The name, principal occupation or employment, business address, citizenship (or state of organization) and shares of Common Stock of the Issuer beneficially owned by each manager, executive officer, director or control person of the Reporting Person are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
HP Special Opportunities Fund I LP	Beneficial Owner of the Reporting Person	(1)	Guernsey	12,181,993
HP Special Opportunities GP Limited	General Partner of HP Special Opportunities Fund I LP	(1)	Guernsey	12,181,993	(3)
Hambro Perks Asset Management Limited	Manager of the Reporting Person	(1)	Guernsey	12,181,993	(4)
David Piesing	Director of PraxisIFM Trust	(1)	United Kingdom	-0-
Peter Soliman	General Counsel and Company Secretary of Hambro Perks Limited	(2)	United Kingdom	-0-

(1)	The business address of these persons is Sarnia House, Le Truchot, St. Peter Port, Guernsey GY1 4NA.

(2)	The business address of Mr. Soliman is 111 Buckingham Palace Rd, London SW1W 0SR, United Kingdom.

(3)	HP Special Opportunities GP Limited disclaims beneficial ownership of the Shares held by the Reporting Person, except to the extent of its pecuniary interest therein as General Partner of the Beneficial Owner of the Reporting Person.

(4)	Hambro Perks Asset Management Limited disclaims beneficial ownership of the Shares held by the Reporting Person.

CUSIP No. 36850R204	Schedule 13D	Page 6 of 6 Pages

SCHEDULE II

The following transactions were effected by the Reporting Person within the last 60 days:

Date	Transaction	No. of Shares	Approx. Price ($) per Share	Security
01/13/2022	*	12,181,993	*	Common Stock
01/13/2022	*	4,001,505	*	Right to Acquire Earn Out Shares

* Issued upon consummation of the Business Combination in exchange for the Gelesis Shares. No cash consideration was paid for the Shares.